UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 04, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Management Changes dated 04 February 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 04, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 04, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

4 February 2012

Group Finance Director Chris Lucas and Group General Counsel Mark Harding to retire from Barclays

Barclays has today announced that the Group Finance Director Chris Lucas, and the Group General Counsel Mark Harding, have decided to retire from the company.

Chris and Mark have agreed to remain in their roles until their successors have been appointed and an appropriate handover completed.  The search for these appointments is now underway. Given the seniority of the roles, and the importance of securing the right candidates, we expect that process to take a considerable time to complete.

Commenting today, Antony Jenkins, Group CEO, said:

"Chris and Mark both expressed to me late last year that they were considering stepping down from their roles at Barclays. The rationale which each shared with me was consistent and, typically, grounded in wanting to do what is best for the bank. Their decision to retire was theirs alone.

"Barclays is at an inflection point in our journey towards becoming the 'Go-To' Bank. We will shortly unveil the outcome of our strategic review, to which they have both made a major contribution. The execution of our change programme will take place over the next 5-10 years, and both Chris and Mark feel that now is the right time for them, personally and professionally, to pass the baton on in their respective roles to executives who can commit to seeing that programme to completion.

"Chris and Mark have given tremendous service to Barclays. The Chairman, the Board and all my Executive Committee colleagues and I shall be very sorry to see them go. I know they join me in recognising the quality of their contributions, the sacrifices they have both made in what have often been challenging times, and their unfailing collegiality.

"We will continue to rely on them very greatly in the coming months."

Chris Lucas, Group Finance Director, said:

"It has been my great pleasure and privilege to serve as Group Finance Director of Barclays for nearly 6 years now. While it has undoubtedly been the most eventful period during which anyone could have occupied a role such as mine, I have thoroughly enjoyed the challenge. However I think now is the appropriate time, as we start the implementation of the Transform programme, to begin my retirement from my role on the Board and Executive Committee, and to pass the mantle on to a successor. I shall of course continue to give my full commitment to Barclays until he or she is appointed."

Mark Harding, Group General Counsel, said:

"This year marks ten years since I joined Barclays as Group General Counsel. We are starting a new period of the bank's development under Antony's leadership. I wholeheartedly support the direction of travel and have no doubt that great success lies ahead. While it will be an exciting journey, I believe it also provides an obvious transition point, and one which I have decided to take. I shall be sad to say goodbye to Barclays when the time comes but the bank, and my colleagues, will always have my support and best wishes."

-ENDS-

For further information, please contact:

Barclays Investor Relations                                           Barclays Media Relations
Charlie Rozes                                                                    Giles Croot
+44 (0)207-116-5752                                                         +44 (0)207-116-4755